SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2012

Commission File Number 1-14926

KT Corporation

(Translation of registrant’s name into English)

206 Jungja-dong

Bundang-gu, Sungnam

Kyunggi-do

463-711

Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 7, 2012 KT Corporation

By:	/s/ Youngwoo Kim
Name:	Youngwoo Kim
Title:	Vice President

By:	/s/ Jungsup Jung
Name:	Jungsup Jung
Title:	Team Leader

Disposal of Treasury Stock

A. Total number of shares to be disposed

1. Common stock: 59,792 shares (0.02% of the total issued shares)

B. Estimated aggregate disposal amount

1. Common stock: KRW 1,751,905,600

*	The aggregate disposal amount is alterable depending on the share price at the time of disposal.

C. Price of shares to be disposed: KRW 29,300 (Assuming the closing price as of the day before board resolution date)

D. Date of board resolution: May 3, 2012

E. Disposal period

1. Beginning period: May 7, 2012

2. Ending period: May 31, 2012

F. Purpose of disposal: To make long-term incentive payments to executive directors and outside directors

G. Method of disposal: disposed over the counter

H. Details of treasury stock before/after disposal

	Before disposal		After disposal
Type of stock	No. of shares	Ratio (%)	No. of shares	Ratio (%)
Common stock	17,449,209	6.68	17,389,417	6.66

I. Others relevant matters

The 59,792 paid shares will be required for safeguard deposit in Korea Securities Depository for 3 years from the board resolution date.

*	Safeguard deposit for 1 year for the shares given to the outside directors